Exhibit 99.1

For Immediate Release
February 8, 2007

DRAXIS Posts Record Earnings and Cash Flow for 2006

Year over year operating income up 53%

Mississauga, Ontario, February 8, 2007 - DRAXIS Health Inc. (TSX: DAX) (Nasdaq: DRAX) reported strong financial results for the fourth quarter and the year ended December 31, 2006. Higher product sales and improved margins drove fourth quarter and full year performance to record levels. Earnings and net operating cash flows exceeded 2006 targets. Both operating segments improved product sales and operating income in the fourth quarter and the full year 2006, compared to 2005. The Company finished the year with $21.5 million in cash and cash equivalents. All amounts are expressed in US dollars.

Highlights

•                  Consolidated revenues for the fourth quarter of 2006 were $24.4 million, up 31% from the fourth quarter of 2005, and for the full year 2006 were $89.0 million, up 12% over 2005. Product sales of $23.1 million for the fourth quarter of 2006 were up 34% from the fourth quarter of 2005 with a product gross margin of 45% compared to 34% in the fourth quarter of 2005.

•                  Operating income for the fourth quarter of 2006 was $4.3 million, substantially greater than the $1.0 million in the same quarter of 2005; operating income for the year 2006 was $15.0 million, a significant 53% improvement over the $9.8 million in 2005. Operating results in 2005 were negatively affected by an extended scheduled shutdown in the sterile products area of the contract manufacturing operations.

•                  Net income for the fourth quarter of 2006 was $3.7 million (diluted EPS of 9 cents), triple the $1.1 million (diluted EPS of 3 cents) for the fourth quarter of 2005; for the year 2006 net income was $11.5 million (diluted EPS of 28 cents), up 48 % from $7.8 million (diluted EPS of 18 cents) in 2005.

•                  Net cash flows from operating activities were $5.7 million for the fourth quarter of 2006 compared to $5.9 million in the same period in 2005; net cash flows for the year 2006 were a record $16.5 million versus $9.7 million in 2005.

•                  Cash and cash equivalents at December 31, 2006 were $21.5 million, up 73% from $12.4 million at December 31, 2005, despite expenditures of $3.3 million to buy back shares plus $5.7 million for capital expenditures to improve operating efficiencies, increase manufacturing capacity and upgrade infrastructure, particularly information technology and SAP platforms.

Comparisons with 2005 should take into account that in 2005 an extended scheduled shutdown severely constrained earnings in the third and fourth quarters, partially offset by a one-time contingent milestone payment that contributed approximately 1.4 cents to EPS for 2005. The inclusion of stock based compensation costs as a non-cash item for the first time in 2006 had the effect of lowering 2006 EPS by 2.3 cents relative to 2005 EPS.

“We had a strong fourth quarter from both our operating businesses with solid growth in product sales and continuing high margins that generated substantial double digit increases in operating income and cash flows, two of the key metrics we use to manage our businesses,” said Dr. Martin Barkin,

President and CEO of DRAXIS Health. “Overall, 2006 has been a great year for the company, particularly in the second half where we were able to demonstrate that focusing on improving operational efficiencies has resulted in benefits to shareholders in the form of consistent and growing cash flows that directly impact valuation.”

Dr. Barkin also noted, “The new products being developed in our radiopharmaceutical unit are gaining recognition from the markets, our customers and potential partners. We intend to continue to allocate the appropriate resources to ensure their success and to identify appropriate partners for these projects. Our contract manufacturing unit is pursuing a number of opportunities to benefit from areas of unused capacity in our Montreal facility.”

FINANCIAL HIGHLIGHTS
(in thousands of U.S. dollars except share related data and in accordance with U.S. GAAP)

For the Three Month Periods Ended December 31,			For the Years Ended December 31,
2006	2005		2006	2005
(unaudited)	(unaudited)		(unaudited)	(unaudited)
		REVENUES
$23,106	$17,273	Product sales	$83,545	$72,989
465	562	Royalty and licensing	2,121	3,143
825	825	Anipryl® deferred revenues (Note 1)	3,301	3,301
$24,396	$18,660		$88,967	$79,433

$392	$512	Research and development expense	$2,372	$2,103

$10,446	$5,844	Product Gross Margin	$36,462	$26,153
45.2%	33.8%	Product Gross Margin %	43.6%	35.8%

$4,289	$973	Operating income	$14,952	$9,764
17.6%	5.2%	Operating Margin %	16.8%	12.3%

$21,446	$12,390	Cash and cash equivalents	$21,446	$12,390

$0	$0	Total debt	$0	$0

$5,734	$5,918	Cash flows from operating activities	$16,450	$9,717
(2,251)	(825)	Cash flows used in investing activities	(5,993)	(4,380)
$3,483	$5,093		$10,457	$5,337

$3,687	$1,067	Net income	$11,547	$7,784

$0.09	$0.03	Basic income per share	$0.28	$0.19
$0.09	$0.03	Diluted income per share	$0.28	$0.18

Note 1. As indicated previously, substantially all deferred revenues related to the amortization of previously received Anipryl® milestones terminated on December 31, 2006. The amortization of these deferred revenues has previously resulted in non-cash revenues of $0.8 million per quarter or $3.3 million per year, which has contributed approximately 7 cents of earnings per share per full year. Earnings per share adjusted for the exclusion of the Anipryl® deferred revenues were approximately 21 cents in 2006. The termination of this source of non-cash revenue and operating income has no effect on cash flows but will affect year-over-year comparisons of operating results going forward, including net income and EPS.

During the fourth quarter, the Company received approval from the Toronto Stock Exchange (TSX) to renew its Normal Course Issuer Bid to repurchase for cancellation up to 3,397,011 of its common shares, which represents 10% of the public float as of December 14, 2006. As at February 7, 2007, 788,800 shares had been repurchased and cancelled at an average price of $4.57 (CDN$5.21) since December 15, 2005.

Segment Highlights from Management’s Discussion and Analysis

Contract Manufacturing

•                  Revenues of $18.3 million for the fourth quarter of 2006 increased by $5.7 million or 45% over revenues in the fourth quarter of 2005. The increase in the quarter was driven by increased production of Hectorol® Injection for Genzyme Corporation (Genzyme) together with increases in lyophilized product production. For the year 2006 product sales increased $10.0 million compared to 2005, driven mainly by increased revenues related to the production of lyophilized products and increased demand for sterile products in general from existing customers.

•                  Product gross margin increased dramatically to 39% for the fourth quarter of 2006 compared to 23% for the fourth quarter of 2005. The increase was driven by increased volumes of sterile and sterile lyophilized products in the 2006 fourth quarter relative to the 2005 fourth quarter. Product gross margin percentage was negatively affected by at least 5% in the fourth quarter of 2005 by the extended shutdown period in 2005. For the year 2006 product gross margin percentage increased to 36% from 27% in 2005 driven by a higher ratio of sterile to non-sterile product revenues and the dilutive impact of the 2005 extended shutdown on product gross margins.

•                  Operating income for the fourth quarter of 2006 grew to $4.2 million (23% of revenues) from $0.7 million (5% of revenues) in the fourth quarter of 2005, driven by increased product sales and higher product gross margins, partially offset by higher selling, general and administrative expenses. Operating income for all of 2006 increased to $13.0 million (20% of revenues) compared to $6.4 million (12% of revenues) for the same period in 2005.

•                  Depreciation and amortization of $1.0 million for the fourth quarter of 2006 was an increase of 20% over the fourth quarter of 2005 and for the year 2006 depreciation and amortization was $3.7 million, up 19% compared to 2005. These increases were due principally to capital projects completed in 2005 that increased lyophilization and autoclave capacity.

Radiopharmaceuticals

•                  Revenues for the fourth quarter of 2006 were up 14% to $5.6 million compared to the same period in 2005 (up over 20% after adjusting for the impact of the divestment of the brachytherapy product line in late 2005). The increase was primarily due to continued growth in radioiodine product sales, specifically Sodium Iodide I-131, including diagnostic capsules, as a result of greater U.S. market penetration. Revenues of $21.5 million for the year 2006 were 11% greater than 2005 revenues for the same reasons.

•                  Product gross margin for the fourth quarter of 2006 increased to 61% compared to 60% for the same period in 2005 and to 63% for the full year 2006 compared to 60% for 2005. The increases reflect the positive impact of Sodium Iodide sales and the strategic focus on higher margin products which led to the divestment of the brachytherapy product line in late 2005. The increase in 2006 was tempered by the strengthening of the Canadian dollar for most of 2006 relative to 2005.

•                  Operating income in the fourth quarter of 2006 was $1.6 million compared to operating income in the fourth quarter of 2005 of $0.6 million ($1.0 million after excluding $0.5 million of one-time costs related to the divestment of the brachytherapy product line in late 2005). In addition, operating income increased 47% to $5.6 million for all of 2006 compared to 2005.

•                  In November 2006, DRAXIMAGE received approval from the U.S. Food and Drug Administration (FDA) to run two clinical trials using radioactive Iobenguane I-131 Injection (I-131 MIBG) to treat high-risk neuroblastoma, a rare form of cancer that affects mostly infants and young children.

•                  On February 2, 2007 DRAXIMAGE announced it had submitted an Abbreviated New Drug Application (ANDA) to the FDA for its generic kit for the preparation of Tc-99m Sestamibi for injection (DRAXIMAGE® Sestamibi), a nuclear medicine imaging agent used in myocardial perfusion imaging (MPI) to evaluate blood flow to the heart in patients undergoing cardiac tests.

Consolidated Guidance

2006 Guidance Achievements

The Company originally provided earnings per share guidance of between 23 and 27 cents for 2006. In conjunction with the release of the results for the third quarter of 2006, the Company then expected to achieve earnings per share closer to the higher end of its original guidance range. The final results for 2006 not only achieved the higher end of the guidance range but exceeded them by one cent. The Company was able to exceed the guidance range mainly due to strong fourth quarter production performance and the timing of customer demand in the contract manufacturing business as well as foreign exchange gains on U.S. dollar denominated monetary items. The stronger than anticipated volumes in 2006 due to the timing of requirements from our major customers, including Genzyme and GlaxoSmithKline, have resulted in lower preliminary volume forecasts from these customers for 2007 relative to 2006. These preliminary volume forecasts are considered in our guidance range for 2007. The actual volume requirements will be determined by the timing of end user demand and supply chain management decisions and can vary materially from preliminary forecasts. Both factors are outside of the Company’s control.

The Company also successfully achieved its net operating cash flows target of at least $15 million by attaining $16.5 million in net operating cash flows for 2006.

2007 Guidance

As indicated previously, substantially all revenues related to the amortization of previously received Anipryl® milestones terminated on December 31, 2006. The amortization of these deferred revenues has previously resulted in non-cash revenues of $0.8 million per quarter or $3.3 million per year. The termination of the amortization of deferred revenues had no effect on cash flows but had the impact of contributing 7 cents a share to 2006’s reported EPS.

As of February 7, 2007, the forecast information received by the Company from several major customers includes variable factors and assumptions, such as size of requirements and timing of regulatory approvals, that significantly impact overall forecast reliability to a degree that the Company is unable to provide reasonable revenue guidance. However, based on the current information available, earnings per share are expected to range between 23 cents and 27 cents for 2007 as compared with 21 cents in 2006 adjusted for the exclusion of the amortization of Anipryl® deferred revenues. This is the same guidance range we gave for 2006 but now excludes approximately 7 cents of EPS from Anipryl® deferred revenues.

While the Company does not plan to provide quantitative quarterly guidance, the Company expects the first quarter results for 2007 to be weaker compared to the fourth quarter 2006. The main reason is a delay in receiving component parts related to Hectorol® creating a production delay for this product. Due to sufficient customer inventory levels, the delay does not create any issues in the end user market. However, it will have an impact on short-term results of the Company and the contract manufacturing segment. This has been factored into our overall consolidated guidance range.

The Company’s formal contractual arrangements with Genzyme for the production of Hectorol® will terminate in March 2008. The Company expects continuing production of Hectorol® for Genzyme beyond this date. The actual volumes expected to be produced and shipped are dependent on the usual factors affecting end user demand including reimbursement policies and customer supply chain management practices. Accordingly, Hectorol® volumes are subject to a high degree of variability between now and 2009. While the Company may continue producing Hectorol® over a long-term period, the Company is planning for the eventual phase out of Hectorol® volumes over time in its long term plans with such capacity eventually filled by other products and customers.

Since the Anipryl® deferred revenues represent a non-cash source of earnings in 2006, net operating cash flow is a reasonable metric to measure growth on a year over year basis. Net operating cash flow is expected to be at least $20 million for 2007 subject, as always, to working capital requirements to support business growth.

Sources of Future Growth

The Company’s guidance for 2007 represents core growth in operations. Future additional growth for 2008 and beyond will come from the success of one or more of the many initiatives that have been developed over the past few years and which we continue to develop. The following opportunities do not include any potential merger and/or acquisition activities and are not listed in any particular order as the potential financial impact of each can vary materially over time:

•                  Conclusion of a strategic alliance with a commercial partner in Europe for the sales and marketing of the four product files currently under review by the European regulatory authorities. These are files for products currently sold in the U.S. or Canada.

•                  The filing for approval of a generic form of Sestamibi in the U.S. and in Europe followed by its introduction into those marketplaces.

•                  Completion of the development of proprietary technology for a second generation technetium generator and licensing it to others for distribution.

•                  Clinical trials for a new formulation of INFECTON® targeted to orthopaedic indications subject to final analysis and recommendations of an expert panel.

•                  Submission to the FDA for approval of an improved radiopharmaceutical (cold kit) product for bone scan imaging and introduction into the U.S. marketplace.

•                  Completion of clinical trials for I-131 MIBG for the diagnosis and treatment of neuroblastoma and related malignancies and its subsequent sale and distribution in North America.

•                  Completion of negotiations followed by product transfers for the manufacture of a new portfolio of non-sterile products.

•                  Development and approval of additional generic imaging products that now or will shortly cease to be protected by patent.

•                  Expansion of manufacturing capacity at the Montreal facility to accommodate new business opportunities.

Interim Financial Report

This release includes by reference the 2006 fourth quarter and year-ended interim financial report incorporating the full Management’s Discussion & Analysis (MD&A) as well as unaudited financial statements for the quarter and the year-ended December 31, 2006 prepared in accordance with U.S. GAAP. The interim report, including the MD&A and unaudited financial statements, has been filed with applicable Canadian and U.S. securities regulatory authorities, is accessible on the Company’s website at www.draxis.com in the Investor Relations section under Financial Reports, through the databases of

SEDAR (at www.sedar.com) and EDGAR (at www.sec.gov) and is available upon request by contacting DRAXIS Investor Relations at 1-877-441-1984.

Conference Call

DRAXIS has scheduled a conference call to discuss fourth quarter 2006 financial results on February 8, 2007 at 10:00 a.m. (ET). This call can be accessed by dialing 1 (800) 565-5442 and using Access Code 1384644, and will also be webcast live with access through the Company’s website at www.draxis.com. The conference call will also be available in archived format on the Company’s website for 30 days following the conference call.

About DRAXIS Health Inc.

DRAXIS Health, through its wholly owned operating subsidiary, DRAXIS Specialty Pharmaceuticals Inc., provides products in three categories: sterile products, non-sterile products and radiopharmaceuticals. Sterile products include liquid and freeze-dried (lyophilized) injectables plus sterile ointments and creams. Non-sterile products are produced as solid oral and semi-solid dosage forms. Radiopharmaceuticals are used for both therapeutic and diagnostic molecular imaging applications. Pharmaceutical contract manufacturing services are provided through the DRAXIS Pharma division and radiopharmaceuticals are developed, produced, and sold through the DRAXIMAGE division. DRAXIS Specialty Pharmaceuticals Inc. employs approximately 500 staff in its Montreal facility.

For additional information please visit www.draxis.com.

Caution Concerning Forward-Looking Statements

This news release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks, uncertainties and other factors that may cause the actual results or performance of the Company to be materially different from such statements or from any future results or performance implied thereby. Factors which could cause the Company’s results or performance to differ materially from a conclusion, forecast or projection in the forward-looking statements include, but are not limited to: the achievement of desired clinical trial results related to the Company’s pipeline products; timely regulatory approval of the Company’s products; the ability to comply with regulatory requirements applicable to the manufacture and marketing of the Company’s products; the Company’s ability to obtain and enforce effective patents; the non-infringement of third party patents or proprietary rights by the Company and its products; factors beyond our control which could cause interruptions in our operations in our single manufacturing facility (including, without limitation, material equipment breakdowns); reimbursement policies related to health care; the establishment and maintenance of strategic collaborative and commercial relationships; the Company’s dependence on a small number of key customers; the disclosure of confidential information by our collaborators, employees or consultants; the preservation of healthy working relationships with the Company’s union and employees; the Company’s ability to grow the business; the fluctuation of our financial results and exchange and interest rate fluctuations; the adaptation to changing technologies; the loss of key personnel; the avoidance of product liability claims; the loss incurred if current lawsuits against us succeed; the volatility of the price of our common shares; and market acceptance of the Company’s products. For additional information with respect to certain of these and other factors and relating to the Company generally, reference should be made to the Company’s most recent Form 20-F filed with the United States Securities and Exchange Commission (available on EDGAR at www.sec.gov) and with Canadian securities regulators (available on SEDAR at www.sedar.com). The forward-looking statements contained in this document represent the Company’s expectations as at February 7, 2007 Unless otherwise required by applicable securities laws, the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Financial Tables Attached

FOR FURTHER INFORMATION PLEASE CONTACT:

DRAXIS Health Inc.
Jerry Ormiston, Executive Director Investor Relations
Tel: 1-877-441-1984

Management’s Discussion and Analysis of
Financial Condition and Results of Operations
For Quarter Ended December 31, 2006

The following discussion and analysis of the financial condition and results of operations of DRAXIS Health Inc. (“DRAXIS” or the “Company”) is based on the Company’s unaudited financial statements for the quarter and year ended December 31, 2006 and should be read in conjunction with the Company’s consolidated audited financial statements and notes thereto for the year ended December 31, 2005.

All amounts referred to herein are expressed in U.S. dollars and are in accordance with U.S. generally accepted accounting principles (“GAAP”), unless otherwise indicated. Other noteworthy accounting issues are discussed under: Accounting Matters.

Readers are cautioned not to place undue reliance on forward-looking statements contained in this MD&A since actual results could differ materially from what we expect if known or unknown risks affect our business or if an estimate or assumption turns out to be inaccurate. Unless otherwise required by applicable securities laws, the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. See Forward-Looking Statements on page 29 hereof.

The discussion and analysis contained in this MD&A are as of February 7, 2007.

OVERVIEW

DRAXIS is a specialty pharmaceutical company providing pharmaceutical products in three major categories: sterile, including sterile lyophilized (freeze-dried) pharmaceuticals; non-sterile specialty pharmaceuticals; and radiopharmaceuticals. In the radiopharmaceutical category, DRAXIS has its own products and a targeted research and development (“R&D”) program for new and/or improved products.

The Company is increasingly focusing on the use of GAAP measures both in reporting externally and monitoring management performance. Specifically, the key metrics the Company uses to evaluate divisional and consolidated performance are gross profit margin, operating income, net income and operating cash flow. Non-GAAP financial measures, specifically EBITDA, will continue to be disclosed to provide a comparative link between our historical disclosures as the Company transitions to more traditional GAAP measures. The Company will continue to reconcile any non-GAAP financial measures used with GAAP line items. The Company additionally uses, as a performance measure, cash flows from operating activities less cash flows used in investing activities.

Termination of Amortization of Anipryl® Deferred Revenues

As indicated previously, substantially all deferred revenues related to the amortization of previously received Anipryl® milestones terminated on December 31, 2006. The amortization of these deferred revenues has previously resulted in non-cash revenues of $0.8 million per quarter, which has contributed approximately 7 cents per share per full year. The termination of this source of non-cash revenue and operating income has no effect on cash flows but will affect year-over-year comparisons of operating results going forward (see Corporate and Other and Outlook).

Quarterly Financial Results

The fourth quarter of 2006 was marked by the continued strong performance of the Company’s two operating segments. As a result of the record performance of the fourth quarter of 2006, the Company was able to achieve and surpass its previously stated guidance for 2006 for both earnings per share (“EPS”) and net operating cash flows.

As previously described, the financial results of the contract manufacturing segment and all of its key ratios for the fourth quarter of 2005 and the year ended December 31, 2005 were negatively affected by the contract manufacturing operations having to extend their scheduled shutdown in the sterile area in 2005.

The record financial performance of the Company for the fourth quarter of 2006 was highlighted by:

•                  Product sales of $23.1 million up 34% from the fourth quarter of 2005 with product gross margin percentage of 45% compared to 34% in the fourth quarter of 2005.

•                  Operating income of $4.3 million, up $3.3 million from the fourth quarter of 2005.

•                  Basic and diluted EPS of 9 cents, representing an increase of 6 cents (7 cents excluding stock based compensation costs) from the fourth quarter of 2005.

•                  Net cash flows from operating activities of $5.7 million, down $0.2 million from the fourth quarter of 2005.

Year to Date Financial Results

The Company successfully achieved and surpassed its 2006 financial targets for both earnings per share and net operating cash flows. Specifically with respect to earning per share, the Company achieved 28 cents per share for 2006 (or 21 cents excluding the amortization to income of Anipryl® deferred revenues) which is 9 cents per share stronger compared to the same period of 2005 despite the following factors:

•                  During 2005, the Company benefited from a contingent milestone payment from Shire BioChem Inc. (“Shire”) which contributed approximately 1.4 cents to EPS for 2005.

•                  Effective January 1, 2006, the Company has included stock based compensation costs in selling, general and administrative expenses as a non-cash item. This had the effect of lowering EPS by 2.3 cents for 2006 relative to 2005.

Operating income for 2006 was $15.0 million, up 53% from $9.8 million in 2005. Net cash flows from operating activities were $16.4 million for 2006 compared to $9.7 million for 2005.

Consolidated Results of Operations and reconciliation of Non-GAAP Financial Measures
(in thousands of U.S. dollars except share related data) (U.S. GAAP)

For the Three Month Periods Ended December 31,					For the Years Ended December 31,
2006	2005	$ Change	% Change		2006	2005	$ Change	% Change
				Revenues
$23,106	$17,273	$5,833	33.8%	Product sales	$83,545	$72,989	$10,556	14.5%
465	562	(97)	(17.3)%	Royalty and licensing	2,121	3,143	(1,022)	(32.5)%
825	825	—	—	Anipryl® deferred revenues	3,301	3,301	—	—
24,396	18,660	5,736	30.7%		88,967	79,433	9,534	12.0%

10,446	5,844	4,602	78.7%	Product gross margin	36,462	26,153	10,309	39.4%
45.2%	33.8%		11.4%	% of Product sales revenues	43.6%	35.8%		7.8%
1,290	1,387	(97)	(7.0)%	Royalty and licensing revenue	5,422	6,444	(1,022)	(15.9)%
(5,672)	(4,526)	(1,146)	25.3%	SG&A	(19,425)	(16,185)	(3,240)	20.0%
-24.5%	-26.2%		1.7%	% of Product sales revenues	-23.3%	-22.2%		(1.1)%
(392)	(512)	120	(23.4)%	R & D	(2,372)	(2,103)	(269)	12.8%
5,672	2,193	3,479	158.6%	EBITDA(1)	20,087	14,309	5,778	40.4%
23.2%	11.8%		11.5%	% of Total revenues	22.6%	18.0%		4.6%
(1,383)	(1,220)	(163)	13.4%	Depreciation and amortization	(5,135)	(4,545)	(590)	13.0%
4,289	973	3,316	340.8%	Operating income	14,952	9,764	5,188	53.1%
17.6%	5.2%		12.4%	% of Total revenues	16.8%	12.3%		4.5%
				Financial
522	40	482	(1205.0)%	- Foreign exchange gain (loss)	282	(398)	680	170.9%
228	—	228	—	- Financing income (expense), net	347	(29)	376	1296.6%
(1,352)	54	(1,406)	2603.7%	Income tax (expense) recovery	(4,034)	(1,553)	(2,481)	(159.8)%
$3,687	$1,067	$2,620	245.5%	Net income	$11,547	$7,784	$3,763	48.3%

$0.09	$0.03			Basic income per share	$0.28	$0.19

$0.09	$0.03			Diluted income per share	$0.28	$0.18

(1)            Income before depreciation and amortization, financing income (expense), foreign exchange gain (loss), and income tax (expense) recovery. This earnings measure (EBITDA) does not have a standardized meaning prescribed by U.S. GAAP and therefore may not be comparable to similar measures used by other companies. Such measures should not be construed as the equivalent of net cash flows from operating activities (see Accounting Matters - Non-GAAP Financial Measures).

The following provides a high level overview of the consolidated results of the Company. Please refer to the segmented results for more detailed explanations.

Comparison of quarters and years ended December 31, 2006 and 2005

As a reminder, the financial results for the fourth quarter and year ended December 31, 2005 were negatively affected by the extended shutdown period that occurred in the sterile products area of contract manufacturing. Accordingly, all comparative variances on a consolidated basis and in the contract manufacturing section reflect the impact of the extended shutdown in 2005.

Consolidated revenues of $24 million for the quarter ended December 31, 2006 increased 31% compared with the same period in 2005. Consolidated revenues for the year ended December 31, 2006 are 12% higher compared to the same period of 2005.

Consolidated product sales increased 34% to $23 million for the quarter ended December 31, 2006 compared with the same period in 2005. Contract manufacturing product sales grew 45% in the fourth quarter of 2006 compared to the same period of 2005. The increase in product sales was driven by continued strong Hectorol® and GlaxoSmithKline (“GSK”) volumes and lyophilization volumes relative to 2005 (see the Contract Manufacturing segment discussion below). Radiopharmaceutical product sales grew 14% in the fourth quarter of 2006 over the same period of 2005 driven primarily by increased U.S. sales of Sodium Iodide I-131, including diagnostic capsules. Consolidated product sales have grown by $11 million, or 15%, for the year ended December 31, 2006 compared to 2005, driven by lyophilization revenue (sterile products) in contract manufacturing and Sodium Iodide I-131 sales in the radiopharmaceutical business.

Product gross margin percentages for the quarter and year ended December 31, 2006 increased to 45% and 44% respectively as compared with 34% and 36% for the same periods in 2005. The increase reflects a better mix of higher margin business in both operating segments, especially sterile product volume in contract manufacturing.

Royalty and licensing revenue decreased slightly for the quarter ended December 31, 2006 compared with the same period of 2005. The decrease in royalty and licensing revenue for the year ended December 31, 2006 compared to the same period of 2005 reflects the receipt of a $0.9 million contingent milestone payment from Shire in 2005.

As a percentage of product sales, selling, general, and administrative expenses were 25% for the fourth quarter of 2006 compared to 26% for the same quarter of 2005. The 25% and 20% increases in selling, general and administrative expenses in absolute dollar terms (excluding the impact of foreign currency translation) for the fourth quarter and year ended December 31, 2006 as compared with the same periods of 2005 were driven by the inclusion of non-cash stock based compensation costs beginning January 1, 2006 coupled with increased incentive plan accruals based on the Company’s financial performance for 2006 relative to 2005. The impact of the strengthening of the Canadian dollar for much of 2006 relative to 2005 increased the nominal value of selling, general and administrative expenses for 2006 relative to 2005.

Research and development expenditures decreased in the fourth quarter of 2006 compared to the same period of 2005 due to the completion during the quarter of specific phases of the Company’s development activities related to Sestamibi and the next generation Technetium Generators as the Company completed stages of activities with respect to both initiatives. These products are described in the Radiopharmaceuticals section. Research and development spending increased for the year ended December 31, 2006 compared to 2005 due to the development activities noted above.

Depreciation and amortization expense for the quarter and the year ended December 31, 2006 increased by 13% over the same periods of 2005 following the commencement of depreciation charges on the Company’s contract manufacturing capital upgrades.

The majority of the costs of the Canadian operations are denominated in Canadian dollars. As the level of revenues denominated in U.S. dollars and other foreign currencies increases relative to the underlying cost structure, the Company’s overall gross profit margins and selling, general and administration expenses are affected. The impact is not material on the overall financial performance for the quarter.

Foreign exchange had a positive impact on the fourth quarter of 2006 compared with 2005 due to the weakening of the Canadian dollar late in 2006. The net foreign exchange gain for the year ended December 31, 2006 was $282,000 compared to a loss of $398,000 for the same period of 2005. The Company is subject to a foreign exchange loss as a result of the negative impact of the strengthening of the Canadian dollar on U.S. denominated monetary assets held by the Company. Conversely, a weakening of the Canadian dollar creates a foreign exchange gain.

For both the quarter and year ended December 31, 2006, the Company recorded an income tax expense, expressed as a percentage of pre-tax earnings, of between 26% and 27%. The Company’s effective tax rate will vary from the statutory tax rate depending on the mix of net income combined with the statutory rates in the respective jurisdictions in which the Company operates. The level of tax credits generated from research and development activities in the radiopharmaceutical business also has the impact of lowering effective tax rates. Benefits related to loss carryforwards not previously recognized were not material in the fourth quarter of 2006 or for the full 2006 year compared to 2005.

The effective tax rate for 2006 was higher than the same period of 2005 due to a one-time adjustment to revalue the Company’s income tax assets to a lower rate following the enactment of a statutory rate change to Canadian federal taxes in the second quarter of 2006.

The basic weighted average number of common shares outstanding during the fourth quarter of 2006 was 41,544,683 and has decreased from 41,626,094 in the fourth quarter of 2005, primarily as the result of shares purchased for cancellation under the Company’s Normal Course Issuer Bid offset by the exercise of stock options.

Radiopharmaceuticals
(in thousands of U.S. dollars) (U.S. GAAP)

For the Three Month Periods Ended December 31,					For the Years Ended December 31,
2006	2005	$ Change	% Change		2006	2005	$ Change	% Change
				Revenues
$5,573	$4,890	$683	14.0%	Product sales	$21,508	$19,290	$2,218	11.5%
(7)	9	(16)	(177.8)%	Royalty and licensing	(3)	9	(12)	(133.3)%
5,566	4,899	667	13.6%		21,505	19,299	2,206	11.4%

3,402	2,924	478	16.3%	Product gross margin	13,433	11,593	1,840	15.9%
61.0%	59.8%		1.2%	% of Product sales revenues	62.5%	60.1%		2.4%
(1,140)	(1,548)	408	26.4%	SG&A	(4,380)	(4,660)	280	6.0%
(392)	(512)	120	23.4%	R & D	(2,372)	(2,103)	(269)	(12.8)%
1,863	873	990	113.4%	EBITDA(1)	6,678	4,839	1,839	38.0%
33.5%	17.8%		15.7%	% of Revenues	31.1%	25.1%		6.0%
(286)	(293)	7	2.4%	Depreciation and amortization	(1,110)	(1,047)	(63)	(6.0)%
$1,577	$580	$997	171.9%	Operating income	$5,568	$3,792	$1,776	46.8%
28.3%	11.8%		16.5%	% of Revenues	25.9%	19.6%		6.2%

(1)           See Accounting Matters — Non-GAAP Financial Measures.

Nuclear medicine imaging and therapeutic agents are the focus of the Company’s radiopharmaceutical division, DRAXIMAGE, which develops, manufactures and markets diagnostic imaging and therapeutic radiopharmaceutical products for the global marketplace. Products currently marketed by DRAXIMAGE include a line of lyophilized Technetium-99m kits used in nuclear medicine imaging procedures and a line of imaging and therapeutic products labelled with a variety of isotopes including Sodium Iodide I-131. DRAXIMAGE has a number of products in late-stage development including: a generic Sestamibi injection, a lyophilized product that is widely used for Technetium-based cardiac imaging studies; a “next-generation” version of a Technetium Generator, and INFECTON®, for imaging infection.

Highlights in this segment for the quarter ended December 31, 2006 included:

•                  Product sales of $5.6 million for the quarter representing a 14% increase over the fourth quarter of 2005 (over 20% after adjusting for the impact of the divestment of the brachytherapy product line in late 2005).

•                  Product gross margin percentage of 61% compared to 60% for the fourth quarter of 2005.

•                  Operating income of $1.6 million compared to $0.6 million in the fourth quarter of 2005.

•                  Approval by the U.S. Food and Drug Administration (“FDA”) to conduct two clinical trials using radioactive Iobenguane I-131 Injection (“I-131 MIBG”) to treat high-risk neuroblastoma.

Comparison of quarters and years ended December 31, 2006 and 2005

Revenues for the quarter ended December 31, 2006 increased 14% (over 20% after adjusting for the impact of the divestment of the brachytherapy product line in late 2005) compared with the same period of 2005, primarily as a result of the increase in product sales from radioiodine products and, specifically, Sodium Iodide I-131, including diagnostic capsules, sales to the U.S. The increase is related to higher volumes resulting from greater U.S. market penetration. Revenues for the year ended December 31, 2006 increased by 11% compared to 2005 for the same reasons described above.

On January 13, 2006, the Company received approval from the FDA regarding its supplemental new drug application for Sodium Iodide I-131 Capsules USP, Diagnostic-Oral. These diagnostic Sodium Iodide I-131 capsules are intended to be used by physicians to perform radioactive iodide uptake tests to evaluate thyroid function prior to treatment with stronger therapeutic doses of Sodium Iodide I-131. The Company introduced the new diagnostic capsules into the U.S. marketplace during the second quarter of 2006 to qualified/approved nuclear physicians and/or radiopharmacists.

For the quarter ended December 31, 2006 product gross margin increased to 61% compared to 60% for the same period in 2005 (and to 63% for the year ended December 31, 2006 compared to 60% for the same period of 2005), reflecting the positive impact of Sodium Iodide sales and the strategic focus on higher margin products which led to the divestment of the brachytherapy product line in late 2005. The increase was tempered by the strengthening of the Canadian dollar for most of 2006 relative to 2005.

Research and development expenditures decreased $0.1 million for the quarter as the Company completed significant phases in the development of two key strategic initiatives, Sestamibi and Technetium Generators. Research and development expenditures for the year ended December 31, 2006 as compared to 2005 increased 13% due to the ramping up of product development activities, in particular activities related to Sestamibi and Technetium Generators (see below).

Selling, general and administrative expenses decreased by $0.4 million and $0.2 million for the fourth quarter and the year ended December 31, 2006, compared to the same periods of 2005, due mainly to one-time costs relating to the Company’s exit from the brachytherapy business during the fourth quarter of 2005.

Operating income of $1.6 million for the fourth quarter of 2006 increased $1.0 million compared to the same period of 2005. In addition, operating income increased 47% to $5.6 million for all of 2006 compared to 2005.

Depreciation and amortization expense for this segment was relatively unchanged in nominal dollars compared to the fourth quarter of 2005 and the year ended December 31, 2005.

Radiopharmaceutical Product Development Strategy

On March 27, 2006 the Company announced that it had realigned its priorities for the research and development of new radiopharmaceutical products that it believes will drive future growth. Priorities for product development were established based on several factors, including time to market, customer needs, size of target markets, cost of development and expected regulatory challenges for the various opportunities. The Company believes that this realignment will be the significant driver for material growth in the radiopharmaceutical segment. DRAXIMAGE is now focused on developing products that it believes will replace or improve upon several products that are currently in the Nuclear Medicine marketplace, but have or will have ceased to be protected by patents in key markets in the near term.

The following summarizes the status of current significant initiatives:

DRAXIMAGE® Sestamibi

As announced on February 2, 2007, DRAXIMAGE submitted an Abbreviated New Drug Application (“ANDA”) to the FDA for its generic kit for the preparation of Tc-99m Sestamibi for injection (“DRAXIMAGE® Sestamibi”), a nuclear medicine imaging agent used in myocardial perfusion imaging (“MPI”) to evaluate blood flow to the heart in patients undergoing cardiac tests.

According to AMR/Arlington Medical Resources, in 2005 there were more than 7 million cardiac studies conducted in the U.S. out of a total of over 15 million nuclear medicine procedures; making MPI the most widely performed nuclear medicine scan. Recent market research indicates that existing MPI products generate revenues in excess of $500 million annually in the U.S. and that the imaging agent most often used in conducting MPI procedures is sestamibi labelled with the radioactive isotope Technetium-99m (“Tc-99m Sestamibi”).

The filing of the ANDA with the FDA, achieved a key milestone in the DRAXIMAGE® Sestamibi project schedule.

Technetium Generators

A second opportunity that is currently being pursued by DRAXIMAGE is the production and distribution of a “next-generation” version of a Technetium Generator, which is the source of Technetium in virtually every radiopharmacy worldwide. Nearly 90% of generators are located in radiopharmacies and the rest are in other institutions, such as hospitals and clinics. DRAXIMAGE is in discussion with potential development, marketing and distribution partners for this project and the Company has developed and installed prototype versions of this product with potential development partners for evaluation. Feedback from its development partners will be a significant driver in the product development process.

European Entry

DRAXIMAGE is continuing its efforts to obtain registrations in European markets for four of its existing products that are currently approved and sold in Canada or the United States. In February 2005, DRAXIMAGE received approval from the Dutch regulatory authority for its Kit for the Preparation of Technetium Tc99m Albumin Aggregated Injection (“MAA Kit”). Initial approval in the Netherlands allowed DRAXIMAGE to initiate the Mutual Recognition Procedure (“MRP”) in pursuit of further regulatory approvals for this product in several additional European Union countries.

Additional initial European approvals for the majority of other diagnostic imaging products are anticipated during 2007. DRAXIMAGE is in advanced discussions with a potential European based commercial partner to initially target the larger markets in Germany, France, Italy, Spain and the U.K. via a strategic alliance. The strategic alliance could also potentially serve as a means for DRAXIMAGE to expand its product catalogue in North America as well as Europe. The Company expects to conclude such discussions during 2007.

INFECTON®

For the medium term, the key opportunity being pursued by DRAXIMAGE is the continued development of INFECTON®, a novel diagnostic radiopharmaceutical product for imaging infection. Four clinical trials which took place at sites in the U.S. and Canada for Phase II are completed. Studies to define the target market population and appropriate clinical trial applications are now being used to guide preparations for further development studies. An expert panel, comprised of respected Nuclear Medicine specialists and microbiologists, was assembled and this expert panel reviewed the preliminary scientific and clinical data together with the outcome of the market research studies. The role of the expert panel was to assess the results to date, review potential target markets, and to advise DRAXIS on the design of future clinical studies and appropriate indications. The report of the expert panel and recommendations for moving forward are expected on or around the end of the first quarter of 2007. In particular, the opportunity to reformulate based on the commercial potential of orthopaedic indications is being assessed.

Others

DRAXIMAGE has also identified additional new product opportunities in the area of non-radioactive contrast media that are used in the medical imaging field and is pursuing potential product development strategies to leverage both its position in the marketplace and its preferred access to appropriate production process expertise. Contrast media products are injectable liquids produced in highly-specialized cGMP sterile production facilities, such as those in place at DRAXIS’ facilities which are currently used to produce certain diagnostic imaging products marketed by DRAXIMAGE. The North American market for contrast media has been estimated to be valued at approximately $1.6 billion and it is believed to be growing driven largely by the continued growth of computer tomography (“CT”) and enhanced magnetic resonance imaging (“MRI”) procedures.

DRAXIMAGE has received approval from the FDA to run two clinical trials using radioactive Iobenguane I-131 Injection (also known as 131I-metaiodobenzylguanidine, or I-131 MIBG) to treat high-risk neuroblastoma, a rare form of cancer that affects mostly infants and young children.

DRAXIMAGE will provide I-131 MIBG for two clinical trials approved by the FDA under a recently submitted Investigational New Drug (“IND”) application. One trial is a Phase II study in which I-131 MIBG will be administered with intensive chemotherapy and autologous stem cell rescue for high-risk neuroblastoma patients. The second trial is a Phase I study in which irinotecan and vincristine, two common chemotherapy agents, will be administered in combination with I-131 MIBG to determine safety and tolerability in patients with resistant/relapsed high-risk neuroblastoma.

Contract Manufacturing
(in thousands of U.S. dollars) (U.S. GAAP)

For the Three Month Periods Ended December 31,					For the Years Ended December 31,
2006	2005	$ Change	% Change		2006	2005	$ Change	% Change

$18,342	$12,653	$5,689	45.0%	Product sales	$64,731	$54,743	$9,988	18.2%

7,111	2,937	4,174	142.1%	Product gross margin	23,215	14,628	8,587	58.7%
38.8%	23.2%		15.6%	% of Product sales revenues	35.9%	26.7%		9.1%
(1,912)	(1,416)	(496)	(35.0)%	SG&A	(6,487)	(5,086)	(1,401)	(27.5)%
5,199	1,521	3,678	241.8%	EBITDA(1)	16,728	9,542	7,186	75.3%
28.3%	12.0%		16.3%	% of Revenues	25.8%	17.4%		8.4%
(1,012)	(844)	(168)	(19.9)%	Depreciation and amortization	(3,688)	(3,105)	(583)	(18.8)%
$4,187	$677	$3,510	518.5%	Operating income	$13,040	$6,437	$6,603	102.6%
22.8%	5.4%		17.5%	% of Revenues	20.1%	11.8%		8.4%

(1)           See Accounting Matters — Non-GAAP Financial Measures.

Manufacturing comprises the Company’s manufacturing division, DRAXIS Pharma, which is a pharmaceutical contract manufacturer with capabilities in a broad range of dosage forms, specializing in liquid and lyophilized (freeze-dried) injectables and other sterile products. Operating out of a cGMP-compliant 247,000 square-foot facility located in Montreal, Canada, DRAXIS Pharma manufactures certain pharmaceutical products (specifically, cold kits) for DRAXIMAGE, as well as for over 20 other pharmaceutical clients in many international jurisdictions.

Highlights in this segment for the quarter ended December 31, 2006 included:

•                  Revenues of $18 million for the fourth quarter of 2006 represented an increase of $6 million or 45% over the fourth quarter of 2005.

•                  Product gross margin percentage of 39% compared to 23% for the fourth quarter of 2005.

•                  Operating income of $4 million compared to $0.7 million for the fourth quarter of 2005.

Comparison of quarters and years ended December 31, 2006 and 2005

As stated previously, beginning in March 2006, production run rates in the sterile area were back at levels expected for the contract manufacturing operations prior to the shutdown issues of late 2005 and actually exceeded previous normalized levels in part due to the contribution of the second lyophilization unit which came on line in 2005. The impact of the extended shutdown in 2005 also negatively affected results for the fourth quarter of 2005. Since the current year’s shutdown was completed in the third quarter as planned, fourth quarter results for 2006 as compared to 2005 are significantly stronger.

For the quarter ended December 31, 2006, revenues increased by $6 million or 45% over the same period of 2005. The increase was due to increased commercial production of Hectorol® Injection for Genzyme Corporation (“Genzyme”), growth in GSK volumes and increases in lyophilized product production. Product sales increased $10 million for the year ended December 31, 2006 compared to 2005 driven mainly by increased sterile revenues related to lyophilization coupled with increased demand for sterile products from existing customers. Revenues from sterile product sales for the fourth quarter of 2005 were significantly impacted by the extended shutdown period that occurred in 2005.

For the fourth quarter of 2006, sterile products represented approximately 77% of manufacturing revenues compared to 76% for the fourth quarter of 2005. For the year ended December 31, 2006, sterile volumes accounted for 80% of product revenues compared to 76% for the same period of 2005.

Product gross margin percentage increased dramatically in the fourth quarter of 2006 compared to 2005 from 23% to 39%. The increase was driven by increased volumes in absolute dollar terms in the sterile areas (both sterile and sterile lyophilized products) for the fourth quarter of 2006 relative to 2005. The extended shutdown period in 2005 negatively affected product gross margin percentage by at least 5% in the fourth quarter of 2005. Product gross margin percentage for the year ended December 31, 2006 increased from 27% in the same period of 2005 to 36% driven by a higher ratio of sterile to non-sterile product revenues and the dilutive impact of the extended shutdown on 2005 product gross margins.

Selling, general and administrative expenses increased 35% in the fourth quarter of 2006 compared to 2005. The increase was driven principally by incentive plan accruals which increased relative to 2005 as a result of the strong financial performance of the division for 2006. For the year ended December 31, 2006, selling, general and administrative expenses rose by $1.4 million compared to the same period of 2005 as a result incentive plan accruals, the provision for past due receivables, and process improvement initiatives, including information system and technology initiatives. Historically, the Company has not incurred significant provisions for past due receivables. Selling, general and administrative expenses are also inflated for the year ended December 31, 2006 by the strengthening of the Canadian dollar relative to the U.S. dollar for most of 2006 since the vast majority of selling, general and administrative expenses are denominated in Canadian dollars. The Canadian dollar weakened in the latter part of the year which reduced the impact of inflating selling, general and administrative expenses in the fourth quarter of 2006.

Depreciation and amortization for the fourth quarter of 2006 increased 20% over the fourth quarter of 2005 and 19% for the year ended December 31, 2006 over the same period of 2005, due principally to completed capital projects in 2005, which provided for increased lyophilization and autoclave capacity.

Operating income for the fourth quarter of 2006 grew to $4 million (23% of revenues) from $0.7 million (5% of revenues) in the fourth quarter of 2005, driven by increased product sales and higher product gross margins, partially offset by higher selling, general and administrative expenses. Operating income for all of 2006 increased to $13 million (20% of revenues) compared to $6 million (12% of revenues) for the same period in 2005.

While the Company’s success has been driven by its strategy to focus on higher margin sterile products, the Company also believes there is opportunity to benefit from the unused capacity in its non-sterile area. The Company is currently in the advanced stages of securing significant new non-sterile business but has not yet reached contractual arrangements for such business. The negotiation of a finalized agreement continued in the fourth quarter of 2006. It is difficult to predict when contractual arrangements will be finalized as such arrangements can take months to negotiate and close. Disclosure of the nature of the contractual arrangements will be made upon signing of a definitive agreement.

Corporate and Other
(in thousands of U.S. dollars) (U.S. GAAP)

For the Three Month Periods Ended December 31,					For the Years Ended December 31,
2006	2005	$ Change	% Change		2006	2005	$ Change	% Change

				Revenues
$36	$110	$(74)	(67.3)%	Product sales	$295	$499	$(204)	(40.9)%
(845)	(380)	(465)	(122.4)%	Intercompany eliminations	(2,989)	(1,543)	(1,446)	(93.7)%
472	553	(81)	(14.6)%	Royalty and licensing	2,124	3,134	(1,010)	(32.2)%
825	825	—	—	Anipryl® deferred revenues	3,301	3,301	—	—
488	1,108	(620)	(56.0)%		2,731	5,391	(2,660)	(49.3)%

(67)	(17)	(50)	(294.1)%	Product gross margin	(186)	(68)	(118)	(173.5)%
NM	NM		NM	% of Product sales revenues	NM	NM		NM
(2,620)	(1,562)	(1,058)	(67.7)%	SG&A	(8,558)	(6,439)	(2,119)	(32.9)%
(1,390)	(201)	(1,189)	591.5%	EBITDA(1)	(3,319)	(72)	(3,247)	4509.7%
-284.8%	-18.1%		(266.7)%	% of Revenues	-121.5%	-1.3%		(120.2)%
(85)	(83)	(2)	(2.4)%	Depreciation and amortization	(337)	(393)	56	14.2%
$(1,475)	$(284)	$(1,191)	(419.4)%	Operating loss	$(3,656)	$(465)	$(3,191)	(686.2)%
-302.3%	-25.6%		(276.6)%	% of Revenues	-133.9%	-8.6%		(125.2)%

(1)           See Accounting Matters — Non-GAAP Financial Measures.

The Corporate and Other segment comprises: amortization of deferred revenues, royaltiesand expenses associated with the Company’s business agreements with Pfizer Inc. with respect to Anipryl®; revenues related to royalties and milestones from Shire in connection with the divestiture of DRAXIS Pharmaceutica; non-allocated corporate expenses; and inter-segment eliminations. The Company follows a policy of not allocating its central corporate expenses to its operating business segments.

Comparison of quarters and years ended December 31, 2006 and 2005

Revenues related to the corporate segment were $0.6 million lower for the fourth quarter of 2006 compared to 2005 due to higher intercompany eliminations. Corporate revenues for the year ended December 31, 2006 were $3 million lower compared to 2005 due to the receipt of a contingent milestone payment of $0.9 million from Shire included in 2005 results and higher intercompany eliminations. Intercompany eliminations increased for the year ended December 31, 2006 compared to 2005 due to higher volumes of cold kits manufactured by the contract manufacturing segment for the radiopharmaceutical segment.

As indicated previously, substantially all deferred revenues related to the amortization of previously received Anipryl® milestones terminated on December 31, 2006. The amortization of these deferred revenues has previously resulted in non-cash revenues of $0.8 million per quarter or $3.3 million per year (see Outlook).

Depreciation and amortization expense in this segment in 2006 was relatively flat for the quarter as compared to 2005 since the Company had fully amortized product rights related to the SpectroPharm line in January 2005.

Operating loss from this segment increased by $1.2 million in the fourth quarter of 2006 as compared to the same period of 2005 due to higher selling, general and administrative expenses resulting from the expensing of stock based compensation costs effective January 1, 2006 coupled with incentive accruals related to the Company’s financial performance in 2006.

Operating loss for the year ended December 31, 2006 was $3.2 million higher than for the same period of 2005 due to the receipt of a contingent milestone payment of $0.9 million from Shire included in 2005 results, the inclusion of stock based compensation costs in selling, general and administrative expenses effective January 1, 2006 and increased incentive accruals for 2006.

Corporate Matters

Normal Course Issuer Bid

On December 8, 2005, the Board of Directors of the Company authorized the repurchase for cancellation of up to 3,522,530 of its common shares through a Normal Course Issuer Bid (the “2006 Issuer Bid”), which represented 10% of the public float on December 6, 2005. In accordance with the rules of Toronto Stock Exchange (“TSX”), such purchases could begin on December 15, 2005 and end no later than December 14, 2006. The Company received approval from the TSX on December 18, 2006 to renew its Issuer Bid. DRAXIS may now repurchase up to 3,397,011 of its common shares, which represents 10% of the 33,970,112 common shares in the public float as of December 14, 2006, beginning on December 20, 2006 and ending no later than December 19, 2007 or earlier if the Company purchases the maximum allowable number of shares. All shares purchased will be acquired through the facilities of the TSX and will be cancelled. DRAXIS had 41,492,138 common shares issued and outstanding as of December 14, 2006.

As at February 7, 2007, 788,800 shares had been repurchased and cancelled at an average price of $4.57 (CDN$5.21) since December 15, 2005. Purchases under the Normal Course Issuer Bid are constrained by volume limits under TSX rules and applicable blackout periods.

Permax® Litigation

On July 22, 2005 the Company announced that, together with other defendants, it had received a Statement of Claim filed before the Superior Court of Justice of Ontario wherein the plaintiff alleges that Permax®, a drug that the Company distributed in Canada for a third-party manufacturer prior to July 2003, causes “compulsive/obsessive behaviour, including pathological gambling”. The plaintiff is seeking to have this action certified as a class action. The Company believes this claim against it is without merit and intends to vigorously defend this proceeding and any motion for certification. Prior to July 2003, Permax® was distributed in Canada by DRAXIS Pharmaceutica, the Canadian pharmaceutical sales and marketing division of the Company. In July 2003 the Company completed the divestiture of the DRAXIS Pharmaceutica division to Shire. No amounts have been accrued pursuant to the claim.

Liquidity and Capital Resources
(in thousands of U.S. dollars) (U.S. GAAP)

	Dec 31, 2006	Dec 31, 2005

Cash and cash equivalents	$21,446	$12,390
Non-financial working capital (net)(1)	$20,431	$18,890

	Q4, 2006	Q4, 2005

Cash flows from operating activities	$5,734	$5,918
Cash flows used in investing activities	$(2,251)	$(825)

(1)            Excluding cash and cash equivalents, current portion of deferred revenues and customer deposits.

	Feb 7, 2007	Dec 31, 2006	Dec 31, 2005

Common shares issued and outstanding	41,762,138	41,522,138	41,588,005
Warrants issued and outstanding(2)	—	—	1,526,718
Stock options outstanding	2,337,995	2,257,995	2,652,620
Outstanding options as a% of outstanding shares	5.6%	5.4%	6.4%

(2)            Each whole warrant entitled the holder to acquire one common share at price of CDN$8.50, subject to certain adjustments, any time prior to April 24, 2006. All warrants expired unexercised on April 24, 2006.

Cash and cash equivalents at December 31, 2006 totalled $21.4 million as compared with $12.4 million as at December 31, 2005. The increase is attributable to the increasing cash earnings of the Company and proceeds from the exercise of stock options offset by capital expenditures and funds used to buy back the Company’s shares under the 2006 Issuer Bid.

The Company follows a policy of investing its surplus cash resources in high quality, liquid, short-term commercial paper and government treasury bills and money market mutual funds which invest in high quality short-term securities. All investments as of December 31, 2006 had less than three months maturity. As at December 31, 2006 there were no restrictions on the flow of these funds nor have any of these funds been committed in any way.

For the quarter ended December 31, 2006, net cash flows from operating activities were $5.7 million compared to $5.9 million for the same period of 2005. For the year ended December 31, 2006, net operating cash flows were $16.4 million compared to $9.7 million for the same period of 2005

Non-financial working capital, comprised of accounts receivable, inventories, prepaid expenses, current deferred income tax assets, accounts payable and accrued liabilities, as at December 31, 2006 increased compared to December 31, 2005 due mainly to increased receivable levels associated with volume increases during the last half of 2006.

Capital expenditures for the fourth quarter of 2006 and for the year ended December 31, 2006 are mainly attributable to expenditures to improve operating efficiencies in production areas, increase manufacturing capacity and infrastructure upgrades namely to the Company’s information technology and SAP platforms. Infrastructure upgrade expenditures from existing programs are expected to continue into the first half of 2007.

All third-party debt was repaid at the end of 2004 (see Debt Repayment and Bank Financing).

Proceeds from the issuance of treasury common shares by the Company attributable to the exercise of options generated $0.4 million for the quarter and $1.9 million for the year ended December 31, 2006 compared with $0.2 and $1.6 million respectively for the comparative periods of 2005.

The Company was in compliance with all lending covenants as at December 31, 2006 and 2005.

Debt Repayment and Bank Financing

During 2004, the Company completed the arrangement of new credit facilities with its bankers, the National Bank of Canada, to replace all existing facilities at the subsidiary level as follows:

•                  CDN$15 million or US$ equivalent operating facility payable within 364 days of drawing upon the facility. The operating facility can be extended by one year upon agreement with the lender. As at December 31, 2006, no amount was drawn under this facility.

•                  CDN$10 million or US$ equivalent term facility, repayable in full in three years. As at December 31, 2006, no amount was drawn under this facility.

Interest under the credit facilities (both term and operating) is based on the bank’s prime lending rate provided that the Company meets certain ratios, which as at December 31, 2006 were met.

Credit facilities, if drawn upon, are to be secured by specific assets of DRAXIS Specialty Pharmaceuticals Inc., and shares and guarantees of certain subsidiaries.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the Company’s financial condition, changes in revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Related Party Transaction

The Company paid rent of $31,000 during the quarter and $127,000 during the year ended December 31, 2006 ($32,000 during the fourth quarter of 2005 and $123,000 for the year ended December 31, 2005) to a company controlled by a member of the Board of Directors, related to its head office location.

This transaction is in the normal course of operations and is measured at the exchange amount as agreed to by the parties based on market rates per square footage for similar space. The lease, which expired in May 2006, is being negotiated for renewal under the same terms and conditions while lease payments continue to be made monthly.

OUTLOOK

The following section contains numerous forward-looking statements specifically pertaining to guidance. Management has included a narrative of the underlying factors and assumptions on which the forward-looking statements are based. While management believes that the basis for these forward-looking statements is reasonable, they are based on information currently available to management and, accordingly, actual results could differ materially from the forward-looking statements (see Forward-Looking Statements below for factors which could cause our results or performance to differ materially from a conclusion, forecast or projection in the forward-looking statements).

The Company’s ability to forecast revenue over shorter-term periods, especially quarterly targets, is very difficult and less accurate during periods in which significant changes are made to production schedules, whether due to production issues or changes to the size or timing of customer demand. While delays in receiving component parts are not unusual, when combined with production issues or customer timing changes, they can significantly impact revenues compared to forecasts for a given period. Furthermore, due to the complexity of sterile manufacturing and the rigors and demands of the quality testing and release process, anticipated shipment dates and the accompanying revenues can change from period to period based on the independent quality control process. Accordingly, the Company does not and does not plan to provide specific quarterly guidance.

The Company’s annual guidance is based on the information available when it receives annualized customer forecasts or estimates of demand. During the course of the year, changes to these forecasts and customer demand, which are out of the control of the Company, can result in revisions to production schedules. In addition, unforeseen production problems can potentially cause variations from revenue forecasts and ultimately earnings per share estimates. Customer forecasts can change positively or negatively based on several factors such as the ability of our customers to obtain regulatory approval, the success of the product produced for them in the marketplace and regulatory changes affecting product demand (see Forward-Looking Statements).

Consolidated Guidance

2006 Guidance Achievements

The Company originally provided earnings per share guidance of between 23 and 27 cents for 2006. In conjunction with the release of the results for the third quarter of 2006, the Company then expected to achieve earnings per share closer to the higher end of its original guidance range. The final results for 2006 not only achieved the higher end of the guidance range but exceeded them by one cent. The Company was able to exceed the guidance range mainly due to strong fourth quarter production performance and the timing of customer demand in the contract manufacturing business as well as foreign exchange gains on U.S. dollar denominated monetary items. The stronger than anticipated volumes in 2006 due to the timing of requirements from our major customers, including Genzyme and GSK, have resulted in lower preliminary volume forecasts from these customers for 2007 relative to 2006. These preliminary volume forecasts are considered in our guidance range for 2007. The actual volume requirements will be determined by the timing of end user demand and supply chain management decisions and can vary materially from preliminary forecasts. Both factors are outside of the Company’s control.

The Company also successfully achieved its net operating cash flows target of at least $15 million by attaining $16.5 million in net operating cash flows for 2006.

2007 Guidance

As indicated previously, substantially all revenues related to the amortization of previously received Anipryl® milestones (see Corporate section) terminated on December 31, 2006. The amortization of these deferred revenues has previously resulted in non-cash revenues of $0.8 million per quarter or $3.3 million per year. The termination of the amortization of deferred revenues had no effect on cash flows but had the impact of contributing 7 cents a share to 2006’s reported EPS.

As of February 7, 2007, the forecast information received by the Company from several major customers includes variable factors and assumptions, such as size of requirements and timing of regulatory approvals, that significantly impact overall forecast reliability to a degree that the Company is unable to provide reasonable revenue guidance. However, based on the current information available, earnings per share are expected to range between 23 cents and 27 cents for 2007 as compared with 21 cents in 2006 adjusted for the exclusion of the amortization of Anipryl® deferred revenues. This is the same guidance range we gave for 2006 but now excludes approximately 7 cents of EPS from Anipryl® deferred revenues.

While the Company does not plan to provide quantitative quarterly guidance, the Company expects the first quarter results for 2007 to be weaker compared to the fourth quarter 2006. The main reason is a delay in receiving component parts related to Hectorol® creating a production delay for this product. Due to sufficient customer inventory levels, the delay does not create any issues in the end user market. However, it will have an impact on short-term results of the Company and the contract manufacturing segment. This has been factored into our overall consolidated guidance range.

The Company’s formal contractual arrangements with Genzyme for the production of Hectorol® will terminate in March 2008. The Company expects continuing production of Hectorol® for Genzyme beyond this date. The actual volumes expected to be produced and shipped are dependent on the usual factors affecting end user demand including reimbursement policies and customer supply chain management practices. Accordingly, Hectorol® volumes are subject to a high degree of variability between now and 2009. While the Company may continue producing Hectorol® over a long-term period, the Company is planning for the eventual phase out of Hectorol® volumes over time in its long term plans with such capacity eventually filled by other products and customers.

Since the Anipryl® deferred revenues represent a non-cash source of earnings in 2006, net operating cash flow is a reasonable metric to measure growth on a year over year basis. Net operating cash flow is expected to be at least $20 million for 2007 subject, as always, to working capital requirements to support business growth.

Sources of Future Growth

The Company’s guidance for 2007 represents core growth in operations. Future additional growth for 2008 and beyond will come from the success of one or more of the many initiatives that have been developed over the past few years and which we continue to develop. The following opportunities do not include any potential merger and/or acquisition activities and are not listed in any particular order as the potential financial impact of each can vary materially over time:

•                  Conclusion of a strategic alliance with a commercial partner in Europe for the sales and marketing of the four product files currently under review by the European regulatory authorities. These are files for products currently sold in the U.S. or Canada.

•                  The filing for approval of a generic form of Sestamibi in the U.S. and in Europe followed by its introduction into those marketplaces.

•                  Completion of the development of proprietary technology for a second generation technetium generator and licensing it to others for distribution.

•                  Clinical trials for a new formulation of INFECTON® targeted to orthopaedic indications subject to final analysis and recommendations of an expert panel.

•                  Submission to the FDA for approval of an improved radiopharmaceutical (cold kit) product for bone scan imaging and introduction into the U.S. marketplace.

•                  Completion of clinical trials for I-131 MIBG for the diagnosis and treatment of neuroblastoma and related malignancies and its subsequent sale and distribution in North America.

•                  Completion of negotiations followed by product transfers for the manufacture of a new portfolio of non-sterile products.

•                  Development and approval of additional generic imaging products that now or will shortly cease to be protected by patent.

•                  Expansion of manufacturing capacity at the Montreal facility to accommodate new business opportunities.

Other

The Board of Directors believes that the Company’s shares trade well below their real value and that the trading price of the shares does not reflect the potential inherent value in the Company’s core competencies. Accordingly, the Board of Directors has authorized a Normal Course Issuer Bid and is considering other strategies to enhance the trading value of its shares including a sustainable dividend policy.

SUMMARY OF QUARTERLY RESULTS

(in thousands of U.S. dollars, except share related data) (U.S. GAAP)

	Q4, 2006	Q3, 2006	Q2, 2006	Q1, 2006	Q4, 2005	Q3, 2005	Q2, 2005	Q1, 2005

Revenues
Product sales	$23,106	$19,788	$23,003	$17,648	$17,273	$16,034	$19,176	$20,506
Royalty and licensing	465	617	437	603	562	598	470	1,514
Anipryl® deferred revenues	825	825	825	825	825	825	825	825
	$24,396	$21,230	$24,265	$19,076	$18,660	$17,457	$20,471	$22,845

Net income	$3,687	$2,604	$3,564	$1,692	$1,067	$1,069	$2,353	$3,295

Basic income per share	$0.09	$0.06	$0.09	$0.04	$0.03	$0.03	$0.06	$0.08

Diluted income per share	$0.09	$0.06	$0.09	$0.04	$0.03	$0.03	$0.06	$0.08

ACCOUNTING MATTERS

Critical Accounting Policies and Estimates

The foregoing discussion and analysis of the financial condition and results of operations is based upon the Company’s Consolidated Financial Statements, which have been prepared in accordance with U.S. GAAP. The preparation of Consolidated Financial Statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, the Company evaluates its estimates and makes adjustments as appropriate. Actual results may differ from these estimates.

A summary of the significant accounting policies and methods used by the Company in the preparation of its Consolidated Financial Statements is included in Note 2 to the 2005 audited Consolidated Financial Statements. The Company believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of its Consolidated Financial Statements.

Recognition of Licensing Revenue

License and other forms of non-refundable fees received pursuant to collaboration agreements are accounted for according to the related contractual agreements. In general, such fees are deferred and recognized on a straight-line basis over the contract period. Where the contract period is not defined, such fees are recognized on a straight-line basis over the estimated term, during which contractual benefits are expected to be derived. If payment of such fees is contingent upon future performance obligations of the Company or other future events, revenue recognition of such amounts is deferred and recognized upon completion of the specific event.

Deferred Tax Assets

Realization of the net deferred tax assets is dependent on the Company’s ability to generate sufficient taxable income in certain tax jurisdictions. Management believes that it is more likely than not that the assets will be realized, based on forecasted income. On a quarterly basis, the estimates and assumptions underlying the forecasted income are reviewed by management to determine whether additional valuation allowances are warranted or valuation allowances are still required. The Company has taken valuation allowances related to tax loss carryforwards in jurisdictions where taxable income is no longer generated, it is not likely to generate sufficient taxable income in Canada to utilize Canadian tax loss carryforwards prior to expiry, and filing positions taken with taxation authorities are subject to review. Changes to estimates of future taxable income, the completion of reviews by taxation authorities, and the ability to execute on tax planning opportunities can significantly affect the amount of valuation allowances.

Allowance for Doubtful Accounts

The Company determines an appropriate allowance for doubtful accounts based on an account by account review as opposed to a general provision assessed as a percentage of revenues.

Provision for Inventory Obsolescence

Provisions for inventory are charged against income when it is determined that specific inventory items do not meet the defined quality and regulatory requirements for sale. The Company does not make general provisions for inventory obsolescence.

Foreign Exchange Risk

The Company’s reporting currency is the U.S. dollar. The functional currency for its Canadian operations — which include the radiopharmaceutical segment, the contract manufacturing segment and royalties and milestones related to product rights sold to Shire — is the Canadian dollar. Accordingly, the Company’s foreign exchange exposure for accounting purposes mainly relates to U.S.-denominated monetary assets of these operations. The Company currently does not actively hedge this exposure, but reduces the exposure by maintaining the minimum level of U.S.-denominated cash available to meet its short-term cash requirements.

Recent Accounting Pronouncement

In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”). FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Interpretation also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective in fiscal years beginning after December 15, 2006. The provisions of FIN 48 are to be applied to all tax positions upon initial adoption, with the cumulative effect adjustment reported as an adjustment to the opening balance of retained earnings. We are currently evaluating the potential impact, if any, that the adoption of FIN 48 will have on our consolidated financial statements.

Non-GAAP Financial Measures

The Company now focuses on GAAP measures both in reporting externally and monitoring management performance. Specifically, the Company measures divisional performance and consolidated performance based on gross profit margin, operating income, net income and operating cash flow. Non-GAAP financial measures and, specifically, EBITDA will continue to be disclosed to provide a comparative link between our historical disclosures as the Company transitions to more traditional GAAP measures. The Company will continue to reconcile any non-GAAP financial measures used with GAAP line items.

The Company additionally has incorporated, as a performance measure, cash flows from operating activities less cash flows used in investing activities.

The terms EBITDA and EBITDA margin (EBITDA divided by total revenues) do not have a standardized meaning prescribed by U.S. GAAP and therefore may not be comparable to similar measures used by other companies. DRAXIS defines EBITDA as operating income before depreciation and amortization expense and EBITDA is presented on a basis that is consistent from period to period. DRAXIS uses EBITDA measures to assess the operating performance of its ongoing businesses without the effects of amortization expense. Amortization expense is excluded because it substantially depends on the accounting methods and assumptions used as well as the historical cost of capital assets. DRAXIS believes that certain shareholders and investors prefer such measures in evaluating the ability of a reporting company to service debt or as the basis for a valuation measurement. EBITDA should not be construed as the equivalent of net cash flows from operating activities. The most comparable U.S. GAAP earnings measure is operating income.

Forward-Looking Statements

This MD&A contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks, uncertainties and other factors that may cause the actual results or performance of the Company to be materially different from such statements or from any future results or performance implied thereby. Factors which could cause the Company’s results or performance to differ materially from a conclusion, forecast or projection in the forward-looking statements include, but are not limited to: the achievement of desired clinical trial results related to the Company’s pipeline products; timely regulatory approval of the Company’s products; the ability to comply with regulatory requirements applicable to the manufacture and marketing of the Company’s products; the Company’s ability to obtain and enforce effective patents; the non-infringement of third-party patents or proprietary rights by the Company and its products; factors beyond our control which could cause interruptions in our operations in our single manufacturing facility (including, without limitation, material equipment breakdowns); reimbursement policies related to health care; the establishment and maintenance of strategic collaborative and commercial relationships; the Company’s dependence on a small number of key customers; the disclosure of confidential information by our collaborators, employees or consultants; the preservation of healthy working relationships with the Company’s union and employees; the Company’s ability to grow the business; the fluctuation of our financial results and exchange and interest rate fluctuations; the adaptation to changing technologies; the loss of key personnel; the avoidance of product liability claims; the loss incurred if current lawsuits against us succeed; the volatility of the price of our common shares; and market acceptance of the Company’s products. For additional information with respect to certain of these and other factors, and relating to the Company generally, reference should be made to the Company’s most recent Form 20-F filed with the United States Securities and Exchange Commission (available on EDGAR at www.sec.gov) and with Canadian securities regulators (available on SEDAR at www.sedar.com). The forward-looking statements contained in this document represent the Company’s expectations as at February 7, 2007. Unless otherwise required by applicable securities laws, the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

DRAXIS HEALTH INC.
Consolidated Statements of Operations
In Accordance with U.S. GAAP
(in thousands of U.S. dollars except share related data)
(unaudited)

For the Three-Month Periods Ended December 31,			For the Years Ended December 31,
2006	2005		2006	2005
		REVENUES
$23,106	$17,273	Product sales	$83,545	$72,989
1,290	1,387	Royalty and licensing	5,422	6,444
24,396	18,660		88,967	79,433
		EXPENSES
12,660	11,429	Cost of goods sold, excluding depreciation and amortization	47,083	46,836
5,672	4,526	Selling, general and administration	19,425	16,185
392	512	Research and development	2,372	2,103
1,383	1,220	Depreciation and amortization	5,135	4,545
20,107	17,687		74,015	69,669
4,289	973	Operating income	14,952	9,764
228	—	Financial income (expense), net	347	(29)
522	40	Foreign exchange gain (loss)	282	(398)
5,039	1,013	Income before income taxes	15,581	9,337
(1,352)	54	Income taxes	(4,034)	(1,553)
$3,687	$1,067	Net income	$11,547	$7,784

$0.09	$0.03	Basic income per share	$0.28	$0.19

$0.09	$0.03	Diluted income per share	$0.28	$0.18

		Weighted-average number of shares outstanding
41,544,683	41,626,094	- basic	41,592,507	41,471,798
41,654,103	42,323,702	- diluted	41,675,682	42,365,782

See the accompanying notes to the Consolidated Financial Statements.

These interim financial statements should be read in conjunction with the annual Consolidated Financial Statements.

DRAXIS HEALTH INC.
Consolidated Balance Sheets
In Accordance with U.S. GAAP
(in thousands of U.S. dollars except share related data)
(unaudited)

	December 31, 2006	December 31, 2005
ASSETS
Current assets
Cash and cash equivalents	$21,446	$12,390
Accounts receivable	20,683	16,301
Inventories (Note 3)	7,590	7,629
Prepaid expenses	735	1,003
Deferred income taxes, net	3,179	2,750
Total current assets	53,633	40,073

Property, plant and equipment, net	46,292	45,652
Goodwill, net	753	754
Intangible assets, net	318	399
Other assets	407	475
Deferred income taxes, net	4,559	8,467
Total assets	$105,962	$95,820

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$11,756	$8,793
Current portion of deferred revenues	329	3,671
Customer deposits	576	649
Total current liabilities	12,661	13,113
Other liabilities	174	252
Deferred revenues	712	827
Total liabilities	$13,547	$14,192

SHAREHOLDERS’ EQUITY
Common stock, without par value of unlimited shares authorized	$77,749	$77,313
Additional paid-in capital	15,475	15,370
Warrants	—	916
Deficit	(8,234)	(19,781)
Accumulated other comprehensive income	7,425	7,810
Total shareholders’ equity	92,415	81,628
Total liabilities and shareholders’ equity	$105,962	$95,820

See the accompanying notes to the Consolidated Financial Statements.

These interim financial statements should be read in conjunction with the annual Consolidated Financial Statements.

DRAXIS HEALTH INC.
Consolidated Statements of Changes in Equity and Comprehensive Income (Loss)
In Accordance with U.S. GAAP
(in thousands of U.S. dollars except share related data)
(unaudited)

For the Three-Month Periods Ended December 31,			For the Years Ended December 31,
2006	2005		2006	2005
		Common Stock (Number of Shares)
41,882,538	41,602,271	Balance, beginning of period	41,588,005	41,015,326
105,000	61,334	Exercise of options	647,333	648,279
(465,400)	(75,600)	Repurchased for cancellation	(713,200)	(75,600)
41,522,138	41,588,005	Balance, end of period	41,522,138	41,588,005
		Common Stock
$78,355	$77,314	Balance, beginning of period	$77,313	$75,840
379	154	Exercise of options	1,934	1,628
(985)	(155)	Repurchased for cancellation	(1,498)	(155)
$77,749	$77,313	Balance, end of period	$77,749	$77,313
		Additional Paid In Capital
$16,432	$15,546	Balance, beginning of period	$15,370	$15,546
232	—	Stock compensation expense	968	—
(1,189)	(176)	Common shares purchased for cancellation	(1,779)	(176)
—	—	Expiry of warrants	916	—
$15,475	$15,370	Balance, end of period	$15,475	$15,370
		Warrants
$—	$916	Balance, beginning of period	$916	$916
—	—	Expiry of warrants	(916)	—
$—	$916	Balance, end of period	$—	$916
		Deficit
$(11,921)	$(20,848)	Balance, beginning of period	$(19,781)	$(27,565)
3,687	1,067	Net income	11,547	7,784
$(8,234)	$(19,781)	Balance, end of period	$(8,234)	$(19,781)
		Accumulated Other Comprehensive Income (Loss)
$10,910	$7,787	Balance, beginning of period	$7,810	$5,183
(3,485)	23	Other comprehensive (loss) income	(385)	2,627
7,425	7,810	Balance, end of period	7,425	7,810
$92,415	$81,628	Total shareholders’ equity	$92,415	$81,628
		Comprehensive (Loss) Income
$(3,485)	$23	Foreign currency translation adjustments	$(385)	$2,627
(3,485)	23	Other comprehensive (loss) income	(385)	2,627
3,687	1,067	Net income	11,547	7,784
$202	$1,090	Total comprehensive income	$11,162	$10,411

See the accompanying notes to the Consolidated Financial Statements.

These interim financial statements should be read in conjunction with the annual Consolidated Financial Statements.

DRAXIS HEALTH INC.
Consolidated Statements of Cash Flows
In Accordance with U.S. GAAP
(in thousands of U.S. dollars)
(unaudited)

For the Three-Month Periods Ended December 31,			For the Years Ended December 31,
2006	2005		2006	2005
		CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
$3,687	$1,067	Net income	$11,547	$7,784
		Adjustments to reconcile net income to net cash from (used in) operating activities
(1,044)	(874)	Amortization of deferred revenues	(3,477)	(3,701)
1,383	1,220	Depreciation and amortization	5,135	4,545
232	—	Stock-based compensation	968	—
1,236	(306)	Deferred income taxes	3,227	765
640	(84)	Incentive arrangement	965	166
(522)	(40)	Foreign exchange	(282)	398
172	62	Other	662	261
		Changes in operating assets and liabilities
(4,944)	1,032	Accounts receivable	(4,615)	(1,903)
1,142	994	Inventories	44	2,786
493	496	Prepaid expenses	279	(263)
3,259	2,351	Accounts payable and accrued liabilities	1,997	(1,506)
—	—	Deferred revenues	—	385
5,734	5,918	Net cash from (used in) operating activities	16,450	9,717
		CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
(2,090)	(825)	Expenditures for property, plant and equipment	(5,656)	(4,619)
(161)	—	Increase in intangible assets	(359)	(185)
—	—	Proceeds from disposition of equipment	22	—
—	—	Restricted cash	—	424
(2,251)	(825)	Net cash from (used in) investing activities	(5,993)	(4,380)
		CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
(62)	(4)	Decrease from customer deposits, net	(73)	(2)
379	154	Exercise of options	1,934	1,628
(2,174)	(331)	Common shares purchased for cancellation	(3,277)	(331)
(1,857)	(181)	Net cash from (used in) financing activities	(1,416)	1,295
(71)	129	Effect of foreign exchange rate changes on cash and cash equivalents	15	(168)
1,555	5,041	Net increase in cash and cash equivalents	9,056	6,464
19,891	7,349	Cash and cash equivalents, beginning of period	12,390	5,926
$21,446	$12,390	Cash and cash equivalents, end of period	$21,446	$12,390

		Additional Information
$—	$—	Interest paid	$—	$—
$—	$184	Income taxes paid	$561	$804

See the accompanying notes to the Consolidated Financial Statements.

These interim financial statements should be read in conjunction with the annual Consolidated Financial Statements

DRAXIS HEALTH INC.
Notes to the Consolidated Financial Statements
In Accordance with U.S. GAAP
(in thousands of U.S. dollars except share related data)
(unaudited)

1.             Significant Accounting Policies

These interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) in the United States of America.

The functional currency of the Company is the Canadian dollar however its reporting currency is the U.S. dollar. For the current and prior periods, the financial statements of the Company’s operations whose reporting currency is other than the U.S. dollar are translated from such reporting currency to U.S. dollars using the current rate method. Under the current rate method, assets and liabilities are translated at the exchange rates in effect at the balance sheet date. Revenues and expenses, including gains and losses on foreign exchange transactions, are translated at average rates for the period. The resulting unrealized translation gains and losses on the Company’s net investment in these operations, including long-term intercompany advances, are accumulated in a separate component of shareholders’ equity, described in the consolidated balance sheets as accumulated other comprehensive income.

The disclosures contained in these unaudited interim consolidated financial statements do not include all requirements of GAAP for annual financial statements. The unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2005.

The unaudited interim consolidated financial statements are based upon accounting principles consistent with those used and described in the audited consolidated financial statements for the year ended December 31, 2005, other than as noted herein.

The unaudited interim consolidated financial statements reflect all adjustments, consisting only of normal recurring adjustments, which are, in the opinion of management, necessary to present fairly the financial position of the Company as at December 31, 2006 and the results of operations and cash flows for the three-month periods and the years ended December 31, 2006 and 2005.

2.             Change in Accounting Policy

In December 2004, the Financial Accounting Standards Board (“FASB”) published SFAS No. 123R, Share-Based Payments. SFAS No. 123R amends SFAS No. 123, Stock-Based Compensation issued in 1995 and supercedes Accounting Principles Board Opinion (“APB”) No. 25 issued in 1972. Beginning on January 1, 2006, the Company applied SFAS No. 123R using a modified version of the prospective application for the stock options granted. Stock options are granted to employees and directors at exercise prices equal to the fair market value of the Company’s stock at the dates of grant. Stock options generally vest over 3 or 7 years and have a term of 5 or 10 years. Under the transition method, Compensation expense is generally recognized over the period during which an employee is required to provide service in exchange for the award (usually the vesting period). Compensation cost is recognized beginning on the required effective date for the portion of outstanding awards for which the requisite service has not yet been rendered, based on the grant-date fair value of those awards calculated under SFAS No. 123 for either recognition or pro forma disclosures. Expense recognized for the three-month period and the year ended December 31, 2006 was $232 and $968, respectively. As of December 31, 2006, the total remaining unrecognized compensation cost related to non-vested stock options amounted to $1,708 which will be amortized over the weighted-average remaining requisite service period of 1.9 years. The intrinsic value of stock options exercised was $125 and $111 for the three-month periods ended December 31, 2006 and 2005, respectively.

If this change in accounting policy had been applied to the previous fiscal year, the Company’s net income, basic income per share and diluted income per share for the three-month period and the year ended December 31, 2005 would have been reduced on a pro-forma basis as follows:

For the Three-Month Period Ended December 31, 2005		For the Year Ended December 31, 2005
$1,067	Net income, as reported	$7,784
$(209)	Pro forma impact	(839)
$858	Pro forma net income	$6,945

$0.03	Basic net income per share, as reported	$0.19
$(0.01)	Pro forma impact per share	$(0.02)
$0.02	Pro forma net income per share (Basic)	$0.17
$0.02	Pro forma net income per share (Diluted)	$0.16

The estimated fair value of granted stock options for the three-month periods and the years ended December 31, 2006 and 2005 using the Black-Scholes option-pricing model with the following weighted-average assumptions were as follows:

For the Three-Month Periods Ended December 31,			For the Years Ended December 31,
2006	2005		2006	2005

None granted	0.0%	Dividend yield	0.0%	0.0%
None granted	55.0%	Expected volatility	47.0%	58.0%
None granted	3.6%	Risk-free interest rate	3.9%	3.6%
None granted	8 yrs	Expected option life	5 yrs	6 yrs
None granted	CDN$3.31	Fair value per option granted	CDN$2.32	CDN$3.40

3.             Inventories

	December 31, 2006	December 31, 2005

Raw materials	$3,682	$4,576
Work-in-process	1,094	1,285
Finished goods	2,814	1,768
	$7,590	$7,629

4.             Shareholders’ Equity

Stock Option Plan

The following is a summary of common shares issuable pursuant to outstanding stock options:

For the Three-Month Periods Ended December 31,			For the Years Ended December 31,
2006	2005		2006	2005

2,372,995	2,651,287	Balance, beginning of period	2,652,620	2,753,232
		Increase (decrease) resulting from:
—	80,000	Granted	330,000	565,000
(105,000)	(61,334)	Exercised	(647,333)	(648,279)
(10,000)	(17,333)	Cancelled	(26,667)	(17,333)
—	—	Expired	(50,625)	—
2,257,995	2,652,620	Balance, end of period	2,257,995	2,652,620

1,310,495	1,501,898	Exercisable at December 31	1,310,495	1,501,898

		Weighted-average exercise price of options:
CDN$4.23	CDN$3.94	Outstanding, end of period	CDN$4.23	CDN$3.94
CDN$4.30	CDN$3.65	Exercisable, end of period	CDN$4.30	CDN$3.65
—	CDN$5.38	Granted	CDN$5.06	CDN$5.79
CDN$4.14	CDN$2.96	Exercised	CDN$3.41	CDN$3.07
CDN$6.65	CDN$5.06	Cancelled	CDN$6.20	CDN$5.06
—	—	Expired	CDN$3.33	—

The following table summarizes information about stock options outstanding at December 31, 2006:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted-Average Remaining Contractual Life (in years)	Weighted-Average Exercise Price	Number Exercisable	Weighted-Average Exercise Price

CDN$2.01 - $2.50	572,995	4.37	CDN$2.36	222,995	CDN$2.35
CDN$2.51 - $3.00	37,500	6.62	CDN$2.63	—	—
CDN$3.01 - $3.50	40,000	1.84	CDN$3.25	26,667	CDN$3.25
CDN$3.51 - $4.00	352,500	0.29	CDN$3.88	352,500	CDN$3.88
CDN$4.01 - $4.50	125,000	2.00	CDN$4.30	125,000	CDN$4.30
CDN$4.51 - $5.00	200,000	3.36	CDN$4.70	113,333	CDN$4.70
CDN$5.01 - $6.65	930,000	4.21	CDN$5.50	470,000	CDN$5.49
	2,257,995	3.45	CDN$4.23	1,310,495	CDN$4.30

Deferred Share Unit Plan

Under the Company’s Deferred Share Unit Plan, members of senior management can elect to receive up to 20% of base salary and up to 100% of any bonus payable in respect of that year in deferred share units (“DSUs”) in lieu of cash compensation. An election must be made by December 1 of each year in respect of base salary and bonus for the following year. The elected amount is converted to a number of DSUs equal to the elected amount divided by the closing price of the common shares on TSX or NASDAQ on December 31 of each year, based on a purchase commitment as of December 1 of the prior year. Participants are not entitled to redeem any DSUs until cessation of employment with the Company for any reason. The value of DSUs redeemable by the participants will be equivalent to the market value of the common share at the time of redemption. The DSUs must be redeemed no later than the end of the first calendar year commencing after the date of cessation of employment. The DSU liability is re-measured at the end of each reporting period based on the market price of the Company’s common stock. The net increase or decrease in the value of the DSUs is recorded as compensation cost included in selling, general and administration expense.

The following summarizes the number of DSUs issued and outstanding and its impact on SG&A:

For the Three-Month Periods Ended December 31,			For the Years Ended December 31,
2006	2005		2006	2005

227,604	197,479	Balance, beginning of period	199,868	190,313
2,843	2,389	Issued	30,579	9,555
—	—	Redeemed	—	—
230,447	199,868	Balance, end of period	230,447	199,868

$135	$(46)	DSU (recovery) expense	$(32)	$(117)

5.             Segmented Information

Industry Segmentation

For purposes of operating decision-making and assessing performance, management considers that it operates in three segments: Radiopharmaceuticals, Manufacturing, and Corporate and Other. Executive management assesses the performance of each segment based on segment income. The segments, particularly operating segments, are identified as reporting segments based on the distinct management teams, customer base, production process and regulatory requirements of each. The Corporate segment includes revenues earned via royalties and milestones, inter-segment eliminations and corporate expenses. The accounting policies used to determine segmented results and measure segmented assets are the same as those described in the summary of significant accounting policies in the 2005 annual Consolidated Financial Statements.

For the Three-Month Periods Ended December 31,			For the Years Ended December 31,
2006	2005		2006	2005
		PRODUCT SALES REVENUES
$5,573	$4,890	Radiopharmaceuticals	$21,508	$19,290
18,342	12,653	Manufacturing	64,731	54,743
(809)	(270)	Corporate and Other	(2,694)	(1,044)
$23,106	$17,273		$83,545	$72,989
		ROYALTY AND LICENSING REVENUES
$(7)	$9	Radiopharmaceuticals	$(3)	$9
—	—	Manufacturing	—	—
1,297	1,378	Corporate and Other	5,425	6,435
$1,290	$1,387		$5,422	$6,444
		TOTAL REVENUES
$5,566	$4,899	Radiopharmaceuticals	$21,505	$19,299
18,342	12,653	Manufacturing	64,731	54,743
488	1,108	Corporate and Other	2,731	5,391
$24,396	$18,660		$88,967	$79,433
		PRODUCT GROSS MARGIN
$3,402	$2,924	Radiopharmaceuticals	$13,433	$11,593
7,111	2,937	Manufacturing	23,215	14,628
(67)	(17)	Corporate and Other	(186)	(68)
$10,446	$5,844		$36,462	$26,153
		SELLING, GENERAL AND ADMINISTRATION EXPENSE
$1,140	$1,548	Radiopharmaceuticals	$4,380	$4,660
1,912	1,416	Manufacturing	6,487	5,086
2,620	1,562	Corporate and Other	8,558	6,439
$5,672	$4,526		$19,425	$16,185
		RESEARCH AND DEVELOPMENT EXPENSE
$392	$512	Radiopharmaceuticals	$2,372	$2,103
—	—	Manufacturing	—	—
—	—	Corporate and Other	—	—
$392	$512		$2,372	$2,103
		SEGMENT INCOME (LOSS)
$1,863	$873	Radiopharmaceuticals	$6,678	$4,839
5,199	1,521	Manufacturing	16,728	9,542
(1,390)	(201)	Corporate and Other	(3,319)	(72)
$5,672	$2,193		$20,087	$14,309
		DEPRECIATION AND AMORTIZATION
$286	$293	Radiopharmaceuticals	$1,110	$1,047
1,012	844	Manufacturing	3,688	3,105
85	83	Corporate and Other	337	393
$1,383	$1,220		$5,135	$4,545
		OPERATING INCOME (LOSS)
$1,577	$580	Radiopharmaceuticals	$5,568	$3,792
4,187	677	Manufacturing	13,040	6,437
(1,475)	(284)	Corporate and Other	(3,656)	(465)
$4,289	$973		$14,952	$9,764

	December 31, 2006	December 31, 2005
IDENTIFIABLE ASSETS
Radiopharmaceuticals	$15,332	$12,340
Manufacturing	54,162	52,664
Corporate and Other	36,468	30,816
	$105,962	$95,820

Geographic Segmentation

For the Three-Month Periods Ended December 31,			For the Years Ended December 31,
2006	2005		2006	2005
		REVENUES(1)
$10,759	$9,787	Canada	$39,891	$39,026
13,336	8,616	United States	47,900	39,612
301	257	Other	1,176	795
$24,396	$18,660		$88,967	$79,433

(1)            Revenues are attributable to countries based upon the location of the customer.

Long-Lived Assets

Substantially all of the Company’s Property, Plant and Equipment, Goodwill and Intangible Assets are located in Canada.

Expenditures for Property, Plant and Equipment

For the Three-Month Periods Ended December 31,			For the Years Ended December 31,
2006	2005		2006	2005
$493	$105	Radiopharmaceuticals	$1,434	$461
1,597	718	Manufacturing	4,222	4,119
—	2	Corporate and Other	—	39
$2,090	$825		$5,656	$4,619

Product Sales Revenues by Major Product Groups

For the Three-Month Periods Ended December 31,			For the Years Ended December 31,
2006	2005		2006	2005
$5,573	$4,890	Radiopharmaceuticals	$21,508	$19,290
14,132	9,549	Manufacturing - Sterile	51,529	41,488
4,210	3,104	Manufacturing - Non Sterile	13,202	13,255
36	110	Corporate and Other	295	499
(845)	(380)	Intercompany eliminations	(2,989)	(1,543)
$23,106	$17,273		$83,545	$72,989

Major Customers

The major customers disclosed in this table are included in the Manufacturing segment results.

For the Three-Month Periods Ended December 31,			For the Years Ended December 31,
2006	2005		2006	2005
23.0%	22.0%	Customer A	23.0%	23.0%
22.0%	21.0%	Customer B	23.0%	22.0%
11.0%	14.0%	Customer C	10.0%	13.0%
56.0%	57.0%		56.0%	58.0%

6.             Contingency

In July 2005, a claim was filed before the Ontario Superior Court of Justice against the Company together with other defendants alleging that Permax®, a drug that the Company distributed in Canada for a third-party manufacturer prior to July 2003, causes “compulsive/obsessive behaviour, including pathological gambling”. The plaintiff is seeking to have this action certified as a class action. The Company believes this claim against it is without merit and intends to vigorously defend this proceeding and any motion for certification.

7.             Comparative Information

The Company has reclassified certain prior period’s information to conform with the current presentation format.